Exhibit 99.1

For immediate release

Nexen Announces Continued Progress on Strategic Initiatives & Solid Second Quarter Results

Performance at Buzzard & Usan Drives Increased Production and Cash Flow

Calgary, Alberta, July 19, 2012 — Nexen Inc. (TSX, NYSE: NXY) today reported second quarter 2012 operating and financial results and provided an update on strategic priorities.

Production volumes averaged 213,000 barrels of oil equivalent per day (boe/d), a 5% increase from the first quarter. These volumes reflected the ramp-up of our Usan project offshore West Africa and solid performance from our UK assets, in particular the Buzzard platform. Cash flow from operations was up 6% to $707 million ($1.34/share) as we recognized the first cash flow from Usan and continued to benefit from our exposure to Brent-priced oil and strong cash netbacks. Net income decreased 36% from the prior quarter to $109 million ($0.20/share) primarily due to the previously announced unsuccessful Kakuna exploration well in the Gulf of Mexico.

We continue to make good progress on several of our strategic priorities:

•                  Buzzard operations were very strong; the facility produced 194,000 boe/d (84,000 boe/d net to Nexen) with a production efficiency of 88%, which exceeded our target of 85%.

•                  Usan continues to ramp-up and is currently producing over 100,000 barrels per day (bbls/d) (20,000 bbls/d net to Nexen) from the initial production wells.

•                  In the Gulf of Mexico, we continue to be excited by our success at Appomattox. We recently completed a successful appraisal well in the south fault block of the structure and the preliminary indications are that we are near the upper end of our expectations. Next, we plan on drilling a sidetrack to test additional resource potential in the northwest fault block.

•                  We also continue to progress our exploration program elsewhere, with drilling operations underway on the North Uist well in the UK North Sea and the Owowo West well, offshore West Africa.

•                  We achieved first production from pad 12 at Long Lake and began steaming pad 13 ahead of expectations; these pads are expected to produce 11,000-17,000 bbls/d of gross bitumen production following an 18 to 24 month ramp-up.

“I’m pleased that we continue to make significant progress against our milestones and that we’ve generated solid financial results over the past few quarters,” said Kevin Reinhart, Nexen’s interim President & CEO. “A renewed focus on operational excellence has allowed us to meet our production guidance again this quarter, and our growth plans are also advancing, with important progress at Long Lake, on-going success at Appomattox and a couple of exciting exploration wells underway.”

Operational Update

Conventional

Offshore West Africa — Oil production from Usan started February 24 on block OML-138, offshore Nigeria. Seven wells are now on-stream and since late April, production rates have averaged between 100,000 and 110,000 bbls/d (20,000-22,000 bbls/d net to Nexen). We expect to bring on additional producing wells later this year.

In July, we spudded an exploration well at Owowo West on block OPL-223 and expect to reach target depth there this fall. This well is in close proximity to our oil discovery at Owowo South B.

UK North Sea — Buzzard production efficiency was strong in the second quarter at 88%, calculated using an assumed maximum production rate of 220,000 boe/d. This exceeds our target of 85% efficiency, excluding planned downtime.

We plan to begin the scheduled major vessel inspection and turnaround at Buzzard in the first week of September. Production will be shut-in for several weeks as the work is completed; the facility is expected to return to full rates by mid-October.

We recently drilled a successful appraisal well in the Northern Terrace area of the Buzzard field. We are currently testing our discovery there and plan to sidetrack to assess the resource size.

At Telford, we saw very good rates from the TAC tieback in the second half of the quarter as we worked through minor facility issues encountered during start-up.

The Golden Eagle development continues to progress towards first oil in late 2014. The fabrication of the platform facilities is well underway; construction is on time and on budget.

Drilling is underway on our North Uist exploration prospect, which is located to the west of the Shetland Islands. Results from the BP-operated well are expected in the third quarter.

Gulf of Mexico — Our top priority in the Gulf of Mexico is continuing our exploration and appraisal program in the Norphlet play along with our partner, Shell Gulf of Mexico Inc.

To date, we have booked 65 million barrels of probable reserves in the south fault block of the Appomattox structure and added 50 million barrels of net contingent resource in the northeast fault block. We further delineated the south fault block during the second quarter with an appraisal well that encountered over 400 feet of net true vertical thickness oil pay and confirmed excellent reservoir quality. This well came in at the high end of our expectations and as a result, it could have a positive impact on our probable reserves.

We have five more exploration and appraisal targets in the Norphlet play that we plan to test over the next twelve months, including:

•                  A sidetrack from the recently completed appraisal well to test incremental resource potential in the northwest fault block of the Appomattox structure.

•                  An exploration well targeting a structure between Appomattox and our prior discovery at Vicksburg.

•                  A sidetrack from that well to further appraise the northeast fault block.

•                  Two nearby exploration wells at Petersburg and Rydberg.

These wells will allow us to progress a development plan for Appomattox and continue to test the potential of the significant acreage position we have accumulated in the area.

We have a 20% interest in Appomattox, a 25% interest in Vicksburg and similar interests in numerous other blocks in the Norphlet play. The remaining interests are held by Shell, who is the operator.

Oil Sands

Long Lake — Production from Long Lake was 33,700 bbls/d (gross) at a steam-oil-ratio of 5.0. Production was down slightly from 34,500 bbls/d in the first quarter as growth from pad 11 was offset by steam outages and well downtime, primarily during April. Production in May and June averaged 35,400 bbls/d (gross).

At pad 11, recent weekly averages have been about 6,000 bbls/d and we expect those rates to continue to increase going forward.

At pad 12, we are currently producing from four of the nine wells. The remaining wells are expected to be converted from circulation to production over the next few weeks. Pad 12 started production ahead of schedule due to new completion techniques and processes that will now be standard for future wells. The nine wells on pad 13 also began steaming ahead of schedule, primarily as a result of the efficiency of steam utilization on the pad 12 start-up.

A major turnaround beginning in mid-August will result in lower third quarter production rates compared to the first and second quarters of this year. Due to the turnaround, we expect approximately three weeks of SAGD downtime and six weeks of upgrader downtime.

Once the turnaround has been completed, we expect production to resume an upward trend. Steam injection is currently at record levels of about 190,000 bbls/d; we are directing this steam to the best available resource. We expect our year-end exit rate to be strong with pad 11 growth, the ramp-up of pads 12 and 13, and improved facility operations following the turnaround. We also have a few infill wells and re-drills that will start to contribute to production in the fourth quarter.

Upgrader yield (PSCTM barrels per barrel of bitumen) was 74% and facility on-stream time (percent of available bitumen processed) was 90%. Per-barrel operating costs were consistent with the prior quarter. Following the turnaround, we expect operating costs to decrease on a per-barrel basis as production increases. Lower oil prices and production resulted in a reduction in cash flow from the prior quarter.

Long Lake Quarterly Operating Metrics

	Bitumen Production (Gross)	Steam Injection (Gross)	Unit Operating Cost[1]	Cash Flow	Realized Price
	(bbls/d)	(bbls/d)	($/bbl)	($ millions)	($/bbl)
2012
Q2	33,700	170,000	70	4	87
Q1	34,500	163,000	69	18	94
2011
Q4	31,500	151,000	67	22	97
Q3	29,500	144,000	85	(4)	94
Q2	27,900	152,000	95	6	109
Q1	25,500	146,000	89	(19)	90
2010
Q4	28,100	158,000	86	(9)	83
Q3	25,700	146,000	85	(42)	71

1. Unit operating costs and realized prices are before royalties and based on PSC™ and bitumen volumes sold and exclude activities related to third-party bitumen purchased, processed and sold. Unit operating cost includes energy costs.

We continue to make good progress towards filling the upgrader with additional wells in good-quality resource. We expect to begin drilling on pads 14, 15 and Kinosis 1A over the next several weeks. Together with the existing producing wells, we anticipate these wells will allow us to fill the upgrader over the next few years:

	Number of Wells	Expected Peak Rates bbls/d	Timing
Pads 12 & 13	18	11,000 - 17,000	Ramp-up over next 18-24 months
Pads 14 & 15	11	4,000 - 7,000	Steam in second half of 2013
Kinosis 1A	29	15,000 - 25,000	Steam in 2014

Nexen has a 65% working interest in both Long Lake and Kinosis and is the operator. CNOOC Canada Inc. holds a 35% working interest in both Long Lake and Kinosis.

Shale Gas

Northeast British Columbia — Our previously announced joint venture agreement with INPEX and JGC is now expected to close before the end of July. All conditions of the transaction are expected to be met next week.

We are finalizing the completion activities on an 18-well pad in the Horn River. The pad is slated to come on-stream in the fourth quarter, concurrent with the facility expansion which will increase our production capacity to about 175 million cubic feet per day (mmcf/d) from approximately 50 mmcf/d. Lease earning activities are also commencing on our Liard acreage. Nexen and INPEX plan to develop our significant shale gas resource as economic conditions permit. We have also agreed to jointly investigate the feasibility of LNG export opportunities.

Production Summary

Crude Oil, NGLs and	Average Daily Quarterly Production before Royalties			Average Daily Quarterly Production after Royalties
Natural Gas (mboe/d)	Q2 2012	Q1 2012	Q2 2011	Q2 2012	Q1 2012	Q2 2011
UK - Buzzard	84	82	49	84	82	49
UK - Other	30	29	35	30	28	35
Canada - In Situ	22	22	18	20	21	17
Canada - Oil & Gas	20	22	20	20	21	19
West Africa	20	3	—	18	2	—
Canada - Syncrude	17	21	20	17	19	18
United States	14	16	25	13	15	22
Other Countries	6	7	37	5	4	20
Total	213	202	204	207	192	180

Production increased 5% from the first quarter on a before-royalties basis and 8% on an after-royalties basis. The increase was primarily driven by the ramp-up of Usan and good performance from the Buzzard field. Those increases were offset by a longer than expected turnaround at Syncrude and lower rates at Longhorn in the Gulf of Mexico.

Guidance Update

Production of 213,000 boe/d met our guidance of 190,000 to 235,000 boe/d.

We are on-track to meet our third and fourth quarter production guidance, with Buzzard, Usan and Long Lake continuing to be the critical drivers of our guidance ranges.

Average Daily Production before Royalties

Crude Oil, NGLs and Natural Gas (mboe/d)	Q1 2012 Actual	Q2 2012 Actual	Q2 2012 Prior Est.	Q3 2012 Estimate	Q4 2012 Estimate	2012 Annual Estimate
UK - Buzzard	82	84	75-95	50-60	75-95	70 - 85
UK - Other	29	30	26-34	20-26	25-32	24 - 32
Canada - In Situ	22	22	20-27	14-18	22-28	19 - 25
Canada - Oil & Gas	22	20	15-18	15-17	15-20	15 - 19
Canada - Syncrude	21	17	18-20	22-24	22-24	21 - 23
United States	16	14	15-20	13-17	15-17	15 - 19
West Africa	3	20	13-30	20-35	22-35	14 - 28
Other Countries	7	6	2	2	2	2
	202	213	~190 - 235	~160 - 190	~205 - 240	~185 - 220

At Buzzard, production will be primarily driven by production efficiency and the length of the turnaround. We expect that total planned shutdown days for the year will fall within our guidance of 29 to 42 days.

We also have downtime on the Scott platform planned for the third quarter. This will allow us to prepare the tie-in of the Rochelle facilities and complete regular platform maintenance. Rochelle is expected to be on-stream around the end of the year.

At Usan, the primary drivers of production will continue to be the timing of new well start-ups and overall well performance.

The primary factors affecting Long Lake production for the third quarter are well performance and the length of the planned turnaround. Our guidance reflects three weeks of production downtime related to the turnaround. In the fourth quarter, production should reflect facility improvements made during the turnaround as well as growing production from pads 11, 12 and 13.

Financial Results

	Three Months Ended
(Cdn$ millions, unless noted)	Jun. 30 2012	Mar. 31 2012	Jun. 30 2011
Brent (US$/bbl)	108.66	119.13	117.36
WTI (US$/bbl)	93.49	102.93	102.56
NYMEX natural gas (US$/mmbtu)	2.35	2.51	4.37
Nexen Average Realized Oil & Gas Price ($/boe)	88.65	94.67	95.31
Cash netback ($/boe)[1]	44.51	45.81	42.38
Average Daily Production (mboe/d)
Before Royalties	213	202	204
After Royalties	207	192	180
Cash flow from operations[2]	707	670	598
Per common share ($/share)	1.34	1.27	1.13
Net income	109	171	252
Per common share ($/share)	0.20	0.32	0.48
Capital investment[3]	743	757	530
Net debt[4]	3,136	3,449	2,838

1. Cash netback is defined as our corporate average cash netback from oil and gas operations, after-tax.

2. For reconciliation of this non-GAAP measure, see Cash Flow from Operations on pg. 10.

3. Includes geological and geophysical expenditures.

4. Net debt is defined as long-term debt and short-term borrowings less cash and cash equivalents.

The second quarter financial results were strong, as the contribution from Usan and higher production volumes more than offset lower oil prices. Cash netbacks were fairly consistent with the first quarter as growth in our high-netback Usan production offset lower oil prices. This, combined with higher production, resulted in cash flow from operations increasing 6% compared to the prior quarter.

We continue to realize financial benefits from shipping oil off the west coast of Canada under the long-term contract we secured at the beginning of this year. During the quarter, our export capacity to the west coast of Canada generated approximately $34 million of incremental cash flow, a benefit which we expect to continue as long as Brent trades at a premium to North American crudes. Year-to-date, we have generated more than $70 million of cash flow from this source.

Net income declined to $109 million from $171 million in the first quarter due to the charge for the previously announced unsuccessful Kakuna exploration well.

Net debt decreased slightly compared to the first quarter. We expect to receive cash from our shale gas joint venture in the third quarter. This may be partially offset by capital expenditures exceeding cash flow, depending on oil prices.

Quarterly Dividends

The Board of Directors has declared the regular quarterly dividend of $0.05 per common share payable October 1, 2012, to shareholders of record on September 10, 2012.

The Board has also declared the quarterly dividend on our Series 2 Preferred Shares of $0.3125 per share payable September 30, 2012 to shareholders of record on September 10, 2012.

About Nexen

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For further information on our shale gas joint venture, please refer to our press release dated November 29, 2011. For more information on our estimates of reserves, please refer to our 2011 Annual Information Form. For more information on our estimates of resource, please refer to our press releases dated November 15, 2010 and April 2, 2012.

For investor relations inquiries, please contact:	For media and general inquiries, please contact:

Janet Craig	Pierre Alvarez
Vice President, Investor Relations	Vice President, Corporate Relations
(403) 699-4230	(403) 699-5202

801 – 7th Ave SW

Calgary, Alberta, Canada T2P 3P7

www.nexeninc.com

Earnings Conference Call

Nexen will discuss our 2012 second quarter financial results in a conference call on Thursday, July 19, 2012 at 7:00 am Mountain Time (9:00 am Eastern Time).

Kevin Reinhart, interim President and CEO, and Una Power, Senior Vice President and interim CFO, will discuss the financial and operating results as well as Nexen’s business strategy and future expectations.

Conference Call Details:

Date:       Thursday, July 19, 2012

Time:      7:00 am Mountain Time (9:00 am Eastern Time)

To listen to the conference call, please call one of the following:

(647) 427-7450 (Toronto)

(888) 231-8191 (North American toll-free)

0 (800) 051-7107 (UK toll-free)

We invite you to visit our website at www.nexeninc.com/2012q2 to listen to a live webcast of the conference call. Supplementary slides will also be available on our website.

A replay of the call will be available for two weeks starting at 10:00 am Mountain Time, July 19 by calling (416) 849-0833 (Toronto) or (855) 859-2056 (toll-free), passcode 94675938.

Forward-Looking Statements

Certain statements in this Release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil or natural gas prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our facilities; the expected timing and associated production impact of facility turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery oil revenues from our Yemen operations; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters and our ability to comply with them; dates by which certain areas will be developed, come on stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements.

Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

All of the forward-looking statements in this Release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deep-water activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deep-water activities; the impact  of severe weather on our offshore exploration, development and production activities, particularly our deep-water activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents and contractors, counterparties and joint venture partners; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control.

These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled “Risk Factors” in our 2011 Annual Information Form and “Quantitative and Qualitative Disclosures About Market Risk” in our 2011 annual MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof as the plans, intentions, assumptions or expectations upon which they are based might not occur or come to fruition. Except as required by applicable securities laws, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Note to Investors on Reserves and Resources

The reserves estimates in this disclosure were prepared with an effective date of December 31, 2011.  The resource estimates were prepared on March 31, 2012.  These estimates have been internally prepared by an internal qualified reserves evaluator in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”). For more information on this reserves estimate and Nexen’s reserves estimation process please refer to our 2011 Annual Information Form. For more information on our Appomattox resource estimate please refer to our press release dated April 2, 2012. Both our Annual Information Form and news releases are available at www.nexeninc.com and www.sedar.com.

Conversions of gas volumes to boe in these estimates were made on the basis of 1 boe to 6 mcf of natural gas. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Using the forecast prices applied to our reserves estimates, the boe conversion ratio based on wellhead value is approximately 30 mcf:1 bbl. Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation.

Nexen Inc.

Financial Highlights

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(Cdn$ millions, except per-share amounts)	2012	2012	2011	2012	2011
Net Sales [1]	1,659	1,696	1,507	3,355	3,105
Cash Flow from Operations [1]	707	670	598	1,377	1,267
Per Common Share, Basic ($/share)	1.34	1.27	1.13	2.60	2.40
Per Common Share, Diluted ($/share)	1.28	1.22	1.10	2.50	2.34
Net Income [1]	109	171	252	280	454
Per Common Share, Basic ($/share)	0.20	0.32	0.48	0.52	0.86
Capital Investment [2]	743	757	530	1,500	1,029
Net Debt [3]	3,136	3,449	2,838	3,136	2,838
Common Shares Outstanding (millions of shares)	529.3	528.9	527.0	529.3	527.0

1       Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

2       Includes oil and gas development, exploration, and expenditures for other property, plant and equipment.

3       Net debt is defined as long-term debt and short-term borrowings less cash and cash equivalents.

Cash Flow from Operations 1

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(Cdn$ millions)	2012	2012	2011	2012	2011
Conventional Oil & Gas
United Kingdom	919	1,065	699	1,984	1,586
North America	15	38	91	53	156
Other Countries	165	19	173	184	311
Oil Sands
In Situ	4	18	6	22	(13)
Syncrude	70	91	103	161	210
	1,173	1,231	1,072	2,404	2,250
Interest, Marketing and Other Corporate Items [2]	(70)	(81)	(90)	(151)	(175)
Income Taxes	(396)	(480)	(384)	(876)	(808)
Cash Flow from Operations	707	670	598	1,377	1,267

1       Defined as cash flow from operating activities before changes in non-cash working capital and other. We evaluate our performance and that of our business segments based on earnings and cash flow from operations. Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies.

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(Cdn$ millions)	2012	2012	2011	2012	2011
Cash Flow from Operating Activities	1,159	508	1,020	1,667	1,750
Changes in Non-Cash Working Capital	(446)	146	(419)	(300)	(485)
Other	6	28	5	34	18
Impact of Annual Crude Oil Put Options	(12)	(12)	(8)	(24)	(16)
Cash Flow from Operations	707	670	598	1,377	1,267

Weighted Average Number of Common Shares Outstanding, Basic (millions of shares)	529	529	527	529	527
Cash Flow from Operations Per Common Share, Basic ($/share)	1.34	1.27	1.13	2.60	2.40

Cash Flow from Operations, Diluted	713	676	604	1,390	1,279
Weighted Average Number of Common Shares Outstanding, Diluted (millions of shares)	556	553	547	555	546
Cash Flow from Operations Per Common Share, Diluted ($/share)	1.28	1.22	1.10	2.50	2.34

2       Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

Nexen Inc.

Production Volumes (before royalties) 1

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(mboe/d)	2012	2012	2011	2012	2011
Conventional Oil and Gas
United Kingdom	114.2	110.9	83.8	112.5	93.3
North America [2]	34.4	38.1	45.6	36.3	47.2
Other Countries [3]	25.5	9.5	36.5	17.5	38.2
	174.1	158.5	165.9	166.3	178.7
Oil Sands
Long Lake Bitumen [4]	21.9	22.4	18.1	22.2	17.4
Syncrude	17.2	21.3	20.4	19.3	21.8
	39.1	43.7	38.5	41.5	39.2

Total Production	213.2	202.2	204.4	207.8	217.9

Total Crude Oil and Liquids (mbbls/d)	178.7	167.4	161.5	173.1	173.7
Total Natural Gas (mmcf/d)	207	209	257	208	265

Production Volumes (after royalties)

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(mboe/d)	2012	2012	2011	2012	2011
Conventional Oil and Gas
United Kingdom	113.7	110.4	83.5	112.0	93.1
North America [2]	33.1	35.4	41.6	34.3	42.9
Other Countries [3]	22.9	6.5	20.4	14.7	21.3
	169.7	152.3	145.5	161.0	157.3
Oil Sands
Long Lake Bitumen [4]	20.4	21.0	16.9	20.7	16.3
Syncrude	16.9	18.8	17.8	17.9	20.1
	37.3	39.8	34.7	38.6	36.4

Total Production	207.0	192.1	180.2	199.6	193.7

Total Crude Oil and Liquids (mbbls/d)	173.2	159.2	140.4	166.3	152.9
Total Natural Gas (mmcf/d)	203	197	239	200	245

1       We have presented production volumes before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies.

2       Includes shale gas production in Canada.

3       Other Countries consists of production in Nigeria, Yemen and Colombia.

4       We report Long Lake bitumen as production.

Nexen Inc.

Oil and Gas Prices and Cash Netback 1

	Quarters – 2012				Quarters – 2011				Total Year
(all dollar amounts in Cdn$ unless noted)	1st	2nd	3rd	4th	1st	2nd	3rd	4th	2011
PRICES:
Brent Crude Oil (US$/bbl)	119.13	108.66			104.97	117.36	113.47	109.31	111.28
WTI Crude Oil (US$/bbl)	102.93	93.49			94.10	102.56	89.76	94.06	95.12
Nexen Average — Oil (Cdn$/bbl)	111.62	102.21			98.37	110.28	103.98	108.44	105.21
NYMEX Natural Gas (US$/mmbtu)	2.51	2.35			4.20	4.37	4.06	3.48	4.03
AECO Natural Gas (Cdn$/mcf)	2.39	1.74			3.58	3.54	3.53	3.29	3.48
Nexen Average — Gas (Cdn$/mcf)	3.13	2.58			4.51	4.75	4.36	3.63	4.31
NETBACKS [1]:
United Kingdom
Crude Oil:
Sales (mbbls/d)	106.9	105.3			104.2	73.3	75.2	92.7	86.3
Price Received ($/bbl)	118.12	105.82			99.97	110.67	107.58	110.46	106.76
Natural Gas:
Sales (mmcf/d)	33	31			36	37	26	22	30
Price Received ($/mcf)	7.83	6.64			7.29	8.20	7.28	6.52	7.42
Total Sales Volume (mboe/d)	112.3	110.4			110.2	79.5	79.5	96.4	91.3

Price Received ($/boe)	114.65	102.74			96.91	105.87	104.13	107.70	103.32
Royalties & Other	0.51	0.55			–	0.11	0.82	0.54	0.36
Operating Costs	10.14	10.90			9.85	8.48	14.46	9.99	10.60
In-country Taxes	45.41	38.84			42.46	42.76	41.00	43.24	42.41
Netback	58.59	52.45			44.60	54.52	47.85	53.93	49.95
Oil Sands - In Situ [2]
Sales (mbbls/d)	17.8	16.5			12.9	14.3	11.8	16.7	13.9

Price Received ($/bbl)	94.45	86.58			89.82	108.78	94.15	97.28	98.33
Royalties & Other	4.79	6.10			3.58	6.05	5.07	5.29	5.05
Operating Costs	68.89	69.95			89.43	95.34	85.42	67.41	83.44
Netback [2]	20.77	10.53			(3.19)	7.39	3.66	24.58	9.84
Oil Sands - Syncrude
Sales (mbbls/d)	21.3	17.2			23.2	20.4	21.6	18.2	20.8

Price Received ($/bbl)	92.54	89.85			94.60	111.79	97.65	104.32	101.73
Royalties & Other	11.25	(3.03)			4.30	13.82	4.65	10.59	8.10
Operating Costs	31.36	44.96			36.11	39.98	37.10	38.24	37.78
Netback	49.93	47.92			54.19	57.99	55.90	55.49	55.85
United States
Crude Oil:
Sales (mbbls/d)	8.0	7.3			9.2	8.9	7.7	7.2	8.2
Price Received ($/bbl)	108.40	102.19			91.39	101.89	96.00	110.89	99.65
Natural Gas:
Sales (mmcf/d)	50	41			103	96	81	66	86
Price Received ($/mcf)	2.67	2.19			4.36	4.42	4.27	3.59	4.21
Total Sales Volume (mboe/d)	16.3	14.1			26.3	24.9	21.2	18.2	22.6

Price Received ($/boe)	61.33	58.84			48.91	53.56	50.72	57.27	52.31
Royalties & Other	6.02	6.12			5.65	6.11	5.63	3.31	5.30
Operating Costs	17.29	17.87			10.43	10.72	11.18	16.73	11.96
Netback	38.02	34.85			32.83	36.73	33.91	37.23	35.05

1       Netbacks are defined as average sales price less royalties, other operating costs and in-country taxes.

2       Excludes activities related to third-party bitumen purchased, processed and sold.

Nexen Inc.

Oil and Gas Cash Netback 1 (continued)

	Quarters – 2012				Quarters – 2011				Total Year
(all dollar amounts in Cdn$ unless noted)	1st	2nd	3rd	4th	1st	2nd	3rd	4th	2011
Canada — Natural Gas [2]
Sales (mmcf/d)	131	120			97	85	79	112	93

Price Received ($/mcf)	2.12	1.67			3.65	3.62	3.51	3.08	3.44
Royalties & Other	0.08	(0.05)			0.28	0.24	0.27	0.17	0.23
Operating Costs	1.58	1.62			1.70	1.54	1.65	1.70	1.65
Netback	0.46	0.10			1.67	1.84	1.59	1.21	1.56
Other Countries [3]
Sales (mbbls/d)	5.4	27.0			36.7	41.0	33.5	29.4	35.1

Price Received ($/bbl)	119.61	105.59			101.17	111.56	107.64	111.10	107.85
Royalties & Other	48.76	17.27			44.95	50.38	47.54	43.83	46.92
Operating Costs	13.02	17.70			10.62	9.23	12.97	19.89	12.73
In-country Taxes	9.31	2.50			12.81	15.58	14.71	13.27	14.17
Netback	48.52	68.12			32.79	36.37	32.42	34.11	34.03
Company-Wide
Oil and Gas Sales (mboe/d)	195.0	205.2			225.5	194.3	180.7	197.6	199.2

Price Received ($/boe)	94.67	88.65			85.98	95.31	91.06	94.11	91.46
Royalties & Other	3.87	3.19			8.74	13.47	10.83	8.62	10.34
Operating & Other Costs	18.56	19.74			17.32	18.68	20.80	19.56	19.00
In-country Taxes	26.43	21.21			22.84	20.78	20.76	23.08	21.92
Netback	45.81	44.51			37.08	42.38	38.67	42.85	40.20

1       Netbacks are defined as average sales price less royalties and other, operating costs and in-country taxes.

2       Includes Canadian conventional, CBM and shale gas activities. Shale gas was included beginning in the fourth quarter of 2011 when it became commercial.

3       Other Countries relates to Yemen, Colombia and West Africa.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Income

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions, except per-share amounts)	2012	2011	2012	2011
Revenues and Other Income
Net Sales	1,659	1,507	3,355	3,105
Marketing and Other Income (Note 8)	128	95	158	141
	1,787	1,602	3,513	3,246
Expenses
Operating	376	341	715	704
Depreciation, Depletion and Amortization	488	335	885	705
Transportation and Other	105	112	225	179
General and Administrative	115	76	241	181
Exploration	155	93	215	219
Finance (Note 5)	81	60	145	134
Loss on Debt Redemption and Repurchase	—	1	—	91
Gain from Dispositions (Note 10)	(45)	—	(45)	—
	1,275	1,018	2,381	2,213

Income from Continuing Operations before Provision for Income Taxes	512	584	1,132	1,033

Provision for (Recovery of) Income Taxes
Current	396	384	876	808
Deferred	7	(52)	(24)	73
	403	332	852	881

Net Income from Continuing Operations	109	252	280	152
Net Income from Discontinued Operations, Net of Tax	—	—	—	302
Net Income Attributable to Nexen Inc. Shareholders	109	252	280	454

Earnings Per Common Share from Continuing Operations ($/share) (Note 6)
Basic	0.20	0.48	0.52	0.29

Diluted	0.19	0.45	0.52	0.27

Earnings Per Common Share ($/share) (Note 6)
Basic	0.20	0.48	0.52	0.86

Diluted	0.19	0.45	0.52	0.84

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Balance Sheet

	June 30	December 31
(Cdn$ millions)	2012	2011
Assets
Current Assets
Cash and Cash Equivalents	1,255	845
Restricted Cash	102	45
Accounts Receivable	1,685	2,247
Derivative Contracts	155	119
Inventories and Supplies	283	320
Other	137	115
Total Current Assets	3,617	3,691

Non-Current Assets
Property, Plant and Equipment (Note 3)	16,030	15,571
Goodwill	292	291
Deferred Income Tax Assets	442	338
Derivative Contracts	5	25
Other Long-Term Assets	112	152
Total Assets	20,498	20,068

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	2,285	2,867
Income Taxes Payable	849	458
Derivative Contracts	105	103
Total Current Liabilities	3,239	3,428

Non-Current Liabilities
Long-Term Debt	4,391	4,383
Deferred Income Tax Liabilities	1,561	1,488
Asset Retirement Obligations	2,020	2,010
Derivative Contracts	5	24
Other Long-Term Liabilities	443	362

Equity (Note 6)
Share Capital
Common Shares	1,183	1,157
Preferred Shares	195	—
Retained Earnings	7,435	7,211
Cumulative Translation Adjustment	26	5
Total Equity	8,839	8,373
Total Liabilities and Equity	20,498	20,068

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Operating Activities
Net Income from Continuing Operations	109	252	280	152
Net Income from Discontinued Operations	—	—	—	302
Charges and Credits to Income not Involving Cash (Note 9)	455	261	906	610
Exploration Expense	155	93	215	219
Changes in Non-Cash Working Capital (Note 9)	446	419	300	485
Other	(6)	(5)	(34)	(18)
	1,159	1,020	1,667	1,750

Financing Activities
Repayment of Long-Term Debt	—	(525)	—	(871)
Issue of Preferred Shares	—	—	195	—
Dividends Paid on Common Shares	(27)	(26)	(53)	(52)
Issue of Common Shares	8	8	26	31
Other	(4)	(6)	(6)	1
	(23)	(549)	162	(891)

Investing Activities
Capital Expenditures
Exploration, Evaluation and Development	(718)	(516)	(1,454)	(992)
Corporate and Other	(25)	(20)	(46)	(37)
Proceeds from Dispositions (Note 10)	46	12	53	474
Changes in Restricted Cash	(82)	(2)	(56)	(11)
Changes in Non-Cash Working Capital (Note 9)	23	31	65	115
Other	(4)	(23)	5	(75)
	(760)	(518)	(1,433)	(526)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	23	(15)	14	(26)

Increase (Decrease) in Cash and Cash Equivalents	399	(62)	410	307

Cash and Cash Equivalents – Beginning of Period	856	1,374	845	1,005

Cash and Cash Equivalents – End of Period [1]	1,255	1,312	1,255	1,312

1    Cash and cash equivalents at June 30, 2012 consists of cash of $319 million and short-term investments of $936 million (June 30, 2011 – cash of $218 million and short-term investments of $1,094 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Changes in Equity

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011

Share Capital
Common Shares, Beginning of Period	1,175	1,134	1,157	1,111
Issue of Common Shares	8	8	26	31
Common Shares, Balance at End of Period	1,183	1,142	1,183	1,142

Preferred Shares, Beginning of Period	195	—	—	—
Issue of Preferred Shares	—	—	195	—
Preferred Shares, Balance at End of Period	195	—	195	—

Retained Earnings, Beginning of Period	7,356	6,868	7,211	6,692
Net Income Attributable to Nexen Inc. Shareholders	109	252	280	454
Dividends on Common and Preferred Shares (Note 6)	(30)	(26)	(56)	(52)
Balance at End of Period	7,435	7,094	7,435	7,094

Cumulative Translation Adjustment, Beginning of Period	(8)	(48)	5	(37)
Currency Translation Adjustment	23	(7)	5	(18)
Realized Translation Adjustments [1]	11	—	16	—
Balance at End of Period	26	(55)	26	(55)

1    Net of income tax recovery for the three months ended June 30, 2012 of $5 million (2011 – net of income tax expense of $11 million) and net of income tax recovery for the six months ended June 30, 2012 of $7 million (2011 – net of income tax expense of $20 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Net Income Attributable to Nexen Inc. Shareholders	109	252	280	454
Other Comprehensive Income (Loss):
Currency Translation Adjustment
Net Translation Gains (Losses) of Foreign Operations	98	(35)	14	(139)
Net Translation Gains (Losses) on US$-Denominated Debt Hedging of Foreign Operations [1]	(75)	28	(9)	121
Total Currency Translation Adjustment	23	(7)	5	(18)
Total Comprehensive Income	132	245	285	436

1    Net of income tax recovery for the three months ended June 30, 2012 of $10 million (2011 – net of income tax expense of $4 million) and net of income tax recovery for the six months ended June 30, 2012 of $1 million (2011 – net of income tax expense of $17 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Cdn$ millions, except as noted

1.                      BASIS OF PRESENTATION

Nexen Inc. (Nexen, we or our) is an independent, global energy company with operations in the UK North Sea, US Gulf of Mexico, offshore Nigeria, Canada, Yemen, Colombia and Poland. Nexen is incorporated and domiciled in Canada and our head office is located at 801—7th Avenue SW, Calgary, Alberta, Canada. Nexen’s shares are publicly traded on both the Toronto Stock Exchange and the New York Stock Exchange.

These Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2012 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Specifically, they have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS.

The Unaudited Condensed Consolidated Financial Statements were authorized for issue by Nexen’s Board of Directors on July 18, 2012.

2.                      ACCOUNTING POLICIES

The accounting policies we follow are described in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011. There have been no changes to our accounting policies since December 31, 2011.

3.       PROPERTY, PLANT AND EQUIPMENT (PP&E)

Carrying amount of PP&E

	Exploration and Evaluation	Assets Under Construction	Producing Oil & Gas Properties	Corporate and Other	Total
Cost
As at December 31, 2011	2,206	2,347	19,832	837	25,222
Additions	390	335	729	46	1,500
Disposals/Derecognitions	(9)	—	(74)	(15)	(98)
Transfers [1]	—	(1,862)	1,862	—	—
Exploration Expense	(215)	—	—	—	(215)
Other	(17)	—	51	17	51
Effect of Changes in Exchange Rate	5	1	40	1	47
As at June 30, 2012	2,360	821	22,440	886	26,507

Accumulated Depreciation, Depletion & Amortization (DD&A)
As at December 31, 2011	368	—	8,860	423	9,651
DD&A	33	—	809	43	885
Disposals/Derecognitions	(8)	—	(74)	(12)	(94)
Other	—	—	(8)	17	9
Effect of Changes in Exchange Rate	—	—	26	—	26
As at June 30, 2012	393	—	9,613	471	10,477

Net Book Value
As at December 31, 2011	1,838	2,347	10,972	414	15,571
As at June 30, 2012	1,967	821	12,827	415	16,030

1    Includes PP&E costs related to our Usan development, offshore Nigeria which came on-stream February 2012.

Exploration and evaluation assets mainly comprise of unproved properties and capitalized exploration drilling costs. Assets under construction at June 30, 2012 primarily include our developments in the UK North Sea.

4.       LONG-TERM DEBT

During the three and six months ended June 30, 2012, we borrowed and repaid nil and $254 million on our term credit facilities, respectively. We recorded $85 million and $10 million, respectively, of unrealized foreign exchange losses on long-term debt in other comprehensive income.

We have undrawn, committed, unsecured term credit facilities of $3.8 billion, of which $700 million is available until 2014 and $3.1 billion is available until 2017. As at June 30, 2012, $232 million of our term credit facilities were utilized to support letters of credit (December 31, 2011—$367 million).

Nexen has undrawn, uncommitted, unsecured credit facilities of approximately $180 million. We utilized $21 million of these facilities to support outstanding letters of credit at June 30, 2012 (December 31, 2011—$17 million).

Nexen has uncommitted, unsecured credit facilities of approximately $214 million exclusively to support letters of credit. We utilized $3 million of these facilities to support outstanding letters of credit at June 30, 2012 (December 31, 2011—$4 million).

5.       FINANCE EXPENSE

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Interest on Long-Term Debt	73	74	148	158
Accretion Expense Related to Asset Retirement Obligations	13	12	26	23
Other Interest and Fees	7	3	12	10
Total	93	89	186	191
Less: Capitalized at 6.7% (2011 — 6.6%)	(12)	(29)	(41)	(57)
Total	81	60	145	134

Capitalized interest relates to and is included as part of the cost of our oil and gas properties. The capitalization rates are based on our weighted-average cost of borrowings.

6.       EQUITY

(a)                                  Common Shares

Authorized share capital consists of an unlimited number of common shares of no par value. At June 30, 2012, there were 529,335,905 common shares outstanding (December 31, 2011—527,892,635 common shares).

(b)                                  Preferred Shares

Authorized share capital consists of an unlimited number of Class A preferred shares of no par value, issuable in series. At June 30, 2012, there were 8,000,000 Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2 outstanding (December 31, 2011—nil).

(c)                                  Earnings Per Common Share (EPS)

We calculate basic EPS using net income attributable to Nexen Inc. shareholders, adjusted for preferred share dividends and divided by the weighted-average number of common shares outstanding. We calculate diluted EPS in the same manner as basic, except we adjust basic earnings for the potential conversion of the subordinated debentures and potential exercise of outstanding tandem options for shares, if dilutive. We use the weighted-average number of diluted common shares outstanding in the denominator of our diluted EPS calculation.

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Net Income Attributable to Nexen Inc. Shareholders	109	252	280	454
Preferred Share Dividends	(2)	—	(3)	—
Net Income Attributable to Nexen Inc. Shareholders, Basic	107	252	277	454
Potential Tandem Options Exercises	(7)	(14)	(3)	(9)
Potential Conversion of Subordinated Debentures	—	6	13	12
Net Income Attributable to Nexen Inc. Shareholders, Diluted	100	244	287	457

(millions of shares)
Weighted Average Number of Common Shares Outstanding, Basic	529	527	529	527
Common Shares Issuable Pursuant to Tandem Options	—	2	—	2
Common Shares Notionally Purchased from Proceeds of Tandem Options	—	(2)	—	(2)
Common Shares Issuable Pursuant to Potential Conversion of Subordinated Debentures	—	20	26	19
Weighted Average Number of Common Shares Outstanding, Diluted	529	547	555	546

In calculating the weighted-average number of diluted common shares outstanding and related earnings adjustments for the three and six months ended June 30, 2012, we excluded 14,910,152 and 14,879,437 tandem options, respectively (2011—15,068,347 and 15,210,923, respectively) because their exercise price was greater than the average common share market price in the quarter. During the three months ended June 30, 2012, the potential conversion of tandem options was the only dilutive instrument. During the six months ended June 30, 2012, and the three and six months ended June 30, 2011, the potential conversion of tandem options and subordinated debentures were the only dilutive instruments.

(d)                                  Dividends

We paid dividends of $0.05 and $0.10 per common share, for the three and six months ended June 30, 2012 ($0.05 and $0.10 per common share for the respective periods ended June 30, 2011). Dividends paid to holders of common shares have been designated as “eligible dividends” for Canadian tax purposes.

On July 18, 2012, the board of directors declared a quarterly dividend of $0.05 per common share, payable October 1, 2012 to the shareholders of record on September 10, 2012. Also, the board of directors declared a quarterly dividend of $0.3125 per preferred share, payable September 30, 2012 to the shareholders of record on September 10, 2012.

7.       COMMITMENTS, CONTINGENCIES AND GUARANTEES

As described in Note 19 to the 2011 Audited Consolidated Financial Statements, there are a number of lawsuits and claims pending, the ultimate results of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe that payments, if any, related to existing indemnities would not have a material adverse effect on our liquidity, financial condition or results of operations.

We assume various contractual obligations and commitments in the normal course of our operations. During the quarter, we entered into drilling rig commitments in the UK North Sea.

	2012	2013	2014	2015	2016	Thereafter
Drilling Rig Commitments	—	74	46	—	—	—

The commitments above are in addition to those included in Note 19 to the 2011 Audited Consolidated Financial Statements and Note 7 to the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2012.

8.       MARKETING AND OTHER INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Marketing Revenue, Net	110	51	175	102
Foreign Exchange Gains (Losses)	12	6	(4)	(16)
Change in Fair Value of Crude Oil Put Options	2	—	(34)	(7)
Insurance Proceeds	—	26	—	26
Other	4	12	21	36
Total	128	95	158	141

9.       CASH FLOWS

(a)           Charges and credits to income not involving cash

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Depreciation, Depletion and Amortization	488	335	885	705
Gain from Dispositions	(45)	—	(45)	—
Change in Fair Value of Crude Oil Put Options	(2)	—	34	7
Stock-Based Compensation	(2)	(29)	24	(2)
Foreign Exchange	(8)	(6)	8	17
Provision for (Recovery of) Deferred Income Taxes	7	(52)	(24)	73
Loss on Debt Redemption and Repurchase	—	1	—	91
Non-Cash Items Included in Discontinued Operations	—	—	—	(290)
Other	17	12	24	9
Total	455	261	906	610

(b)           Changes in non-cash working capital

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Accounts Receivable	348	240	513	(134)
Inventories and Supplies	47	163	40	184
Other Current Assets	(15)	(17)	(17)	(9)
Accounts Payable and Accrued Liabilities	(283)	(248)	(546)	169
Current Income Taxes Payable	372	312	375	390
Total	469	450	365	600

Relating to:
Operating Activities	446	419	300	485
Investing Activities	23	31	65	115
Total	469	450	365	600

(c)           Other cash flow information

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Interest Paid	58	66	148	130
Income Taxes Paid	17	69	497	460

10.    DISPOSITIONS

Asset Dispositions

Canadian Undeveloped Leases

During the quarter, we sold non-core leases in Canada for proceeds of $46 million and recognized a gain of $45 million.

11.    OPERATING SEGMENTS AND RELATED INFORMATION

Nexen has the following operating segments:

Conventional Oil and Gas: We explore for, develop and produce crude oil and natural gas from conventional sources around the world. Our operations are focused in the UK North Sea, North America (Canada and US) and other countries (offshore Nigeria, Colombia, Yemen and Poland).

Oil Sands: We develop and produce synthetic crude oil from the Athabasca oil sands in northern Alberta. We produce bitumen using in situ and mining technologies and upgrade it into synthetic crude oil before ultimate sale. Our in situ activities are comprised of our operations at Long Lake and future development phases. Our mining activities are conducted through our 7.23% ownership of the Syncrude Joint Venture.

Shale Gas: We explore for and produce unconventional gas from shale formations in northeast British Columbia. Production and results of operations are included within Conventional Oil and Gas until they become significant.

Corporate and Other includes energy marketing and unallocated items. The results of Canexus have been presented as discontinued operations.

The accounting policies of our operating segments are the same as those described in Note 2 of our Audited Consolidated Financial Statements for the year ended December 31, 2011. Net income (loss) of our operating segments excludes interest income, interest expense, income tax expense, unallocated corporate expenses and foreign exchange gains and losses. Identifiable assets are those used in the operations of the segments.

Segmented net income for the three months ended June 30, 2012

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	1,028	88	217		173	145	8	1,659
Marketing and Other Income	3	—	—		—	1	124	128
	1,031	88	217		173	146	132	1,787

Less: Expenses
Operating	109	41	43		107	70	6	376
Depreciation, Depletion and Amortization	224	72	112		51	16	13	488
Transportation and Other	5	9	—		51	6	34	105
General and Administrative	3	22	9		11	—	70	115
Exploration	19	139	(3)[2]		—	—	—	155
Finance	6	4	1		—	2	68	81
Gain on Dispositions	—	(13)	—		(32)	—	—	(45)
Income (Loss) before Income Taxes	665	(186)	55		(15)	52	(59)	512
Less: Provision for Income Taxes								403	[3]
Net Income								109

Capital Expenditures	243	177	122	[4]	127	62	12	743

1    Includes results of operations in Nigeria, Yemen and Colombia.

2        Includes exploration activities primarily in Colombia and Poland, and recovery of previously expensed exploration costs in Norway.

3        Includes UK current tax expense of $380 million.

4        Includes capital expenditures in Nigeria of $91 million.

Segmented net income for the three months ended June 30, 2011

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1,2]		In Situ	Syncrude

Net Sales	764	134	229		188	181	11	1,507
Marketing and Other Income	1	30	3		—	1	60	95
	765	164	232		188	182	71	1,602

Less: Expenses
Operating	61	36	35		127	75	7	341
Depreciation, Depletion and Amortization	133	116	23		36	14	13	335
Transportation and Other	—	11	11		51	6	33	112
General and Administrative	2	19	8		2	—	45	76
Exploration	13	41	37	[3]	2	—	—	93
Finance	5	4	1		—	2	48	60
Loss on Debt Redemption	—	—	—		—	—	1	1
Income (Loss) before Income Taxes	551	(63)	117		(30)	85	(76)	584
Less: Provision for Income Taxes								332	[4]
Net Income								252

Capital Expenditures	104	123	171	[5]	91	27	14	530

1    Includes results of operations in Yemen and Colombia.

2    Includes Yemen Masila net sales of $169 million and net income before taxes of $78 million.

3    Includes exploration activities primarily in Norway, Colombia and Poland.

4    Includes UK current tax expense of $323 million.

5    Includes capital expenditures in Nigeria of $114 million.

Segmented net income for the six months ended June 30, 2012

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	2,194	194	251		391	303	22	3,355
Marketing and Other Income	9	3	7		—	1	138	158
	2,203	197	258		391	304	160	3,513

Less: Expenses
Operating	213	85	52		221	131	13	715
Depreciation, Depletion and Amortization	470	138	118		100	32	27	885
Transportation and Other	5	16	—		128	12	64	225
General and Administrative	8	46	18		22	—	147	241
Exploration	30	177	8	[2]	—	—	—	215
Finance	12	8	1		1	4	119	145
Gain on Dispositions	—	(13)	—		(32)	—	—	(45)
Income (Loss) before Income Taxes	1,465	(260)	61		(49)	125	(210)	1,132
Less: Provision for Income Taxes								852	[3]
Net Income								280

Capital Expenditures	438	432	252	[4]	276	82	20	1,500

1    Includes results of operations in Nigeria, Yemen and Colombia.

2        Includes exploration activities primarily in Colombia and Poland, and recovery of previously expensed exploration costs in Norway.

3        Includes UK current tax expense of $856 million.

4        Includes capital expenditures in Nigeria of $187 million.

Segmented net income for the six months ended June 30, 2011

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1,2]		In Situ	Syncrude

Net Sales	1,726	267	414		303	370	25	3,105
Marketing and Other Income	17	32	7		—	1	84	141
	1,743	299	421		303	371	109	3,246

Less: Expenses
Operating	159	76	70		234	150	15	704
Depreciation, Depletion and Amortization	315	221	48		65	30	26	705
Transportation and Other	—	15	16		69	12	67	179
General and Administrative	(10)	52	23		13	—	103	181
Exploration	17	100	100	[3]	2	—	—	219
Finance	10	8	1		1	3	111	134
Loss on Debt Redemption	—	—	—		—	—	91	91
Income (Loss) before Income Taxes	1,252	(173)	163		(81)	176	(304)	1,033
Less: Provision for Income Taxes								881	[4]
Income from Continuing Operations								152
Add: Net Income from Discontinued Operations								302
Net Income								454

Capital Expenditures	178	242	317	[5]	220	46	26	1,029

1    Includes results of operations in Yemen and Colombia.

2    Includes Yemen Masila net sales of $315 million and net income before taxes of $135 million.

3    Includes exploration activities primarily in Norway, Colombia and Poland.

4    Includes UK current tax expense of $749 million.

5    Includes capital expenditures in Nigeria of $214 million.

Segmented assets as at June 30, 2012

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	5,073	3,516		2,295		6,027		1,436	2,151	[1]	20,498

Property, Plant and Equipment
Cost	7,519	7,502		2,814		6,191		1,811	670		26,507
Less: Accumulated DD&A	4,122	4,418		783		301		439	414		10,477
Net Book Value	3,397	3,084	[2]	2,031	[3]	5,890	[4]	1,372	256		16,030

1    Includes cash of $667 million, and Energy Marketing accounts receivable, current derivative assets and inventory of $935 million.

2    Includes net book value of $1,495 million associated with our Canadian shale gas operations.

3    Includes net book value of $1,896 million related to our Usan development, offshore Nigeria.

4    Includes net book value of $5,162 million for Long Lake Phase 1 and $728 million for future phases of our in situ oil sands projects.

Segmented assets as at December 31, 2011

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,817	3,403		2,138		5,881		1,423	2,406	[1]	20,068

Property, Plant and Equipment
Cost	7,103	7,256		2,566		5,915		1,733	649		25,222
Less: Accumulated DD&A	3,707	4,299		648		205		411	381		9,651
Net Book Value	3,396	2,957	[2]	1,918	[3]	5,710	[4]	1,322	268		15,571

1    Includes cash of $453 million, and Energy Marketing accounts receivable, current derivative assets and inventory of $1,449 million.

2    Includes net book value of $1,293 million associated with our Canadian shale gas operations.

3    Includes net book value of $1,821 million related to our Usan development, offshore Nigeria.

4    Includes net book value of $5,050 million for Long Lake Phase 1 and $660 million for future phases of our in situ oil sands projects.